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∗ SECURITIES   ¡ION

03013020

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *5O8O5*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Polynous Securities LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pine Street, Suite 2208
(No. and Street)

San Francisco ___ *CA* ___ *94111*
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin L. Wenek ___ *415-217-3736*
                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daoro Zydel & Holland
(Name – if individual, state last, first, middle name)

180 Montgomery Street ___ San Francisco ___ CA ___ 94104
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 04 2003
WASH., D.C.
155

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Kevin L. Wenck_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Polynous Securities, LLC_ , as of _December 31_ , 20 _02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: ·

_____

_____

_____

SUBSCRIBED AND SWORN TO BEFORE ME
THIS _27th_ DAY OF _February, 2003_

_____
Signature

NOTARY PUBLIC

Manager
Title

April M. Ohm
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLYNOUS SECURITIES, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

December 31, 2002

CONTENTS

INDEPENDENT AUDITORS' REPORT

The Management
Polynous Securities, LLC

We have audited the accompanying statement of financial condition of Polynous Securities, LLC as of December 31, 2002, and the related statements of operations and changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polynous Securities, LLC at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel & Holland

San Francisco, California
February 26, 2003

Polynous Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$	36,166
TOTAL ASSETS	$	36,166

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Payable to brokers and dealers	$	3,779
Other accounts payable		800
		4,579
MEMBERS' EQUITY		31,587
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	36,166

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2002

REVENUES	
Underwriting fees	$ 4,016
Sponsor fee	873
Interest income	377
	5,266
OPERATING EXPENSES	
Broker registration fees	2,379
Professional fees	4,500
Other expenses	1,919
	8,798
Net loss	(3,532)
Members' equity - beginning of year	33,119
Member contributions	2,000
Members' equity - end of year	$ 31,587

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from (to) operating activities:	
Net loss	$ (3,532)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Payable to brokers and dealers	(1,992)
Net cash used in operating activities	(5,524)
Cash flows from (to) financing activities:	
Member contributions	2,000
Net cash provided by financing activities	2,000
NET DECREASE IN CASH	(3,524)
Cash - beginning of year	39,690
Cash - end of year	$ 36,166

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

The Company is a broker-dealer registered with the Securites and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a California Limited Liability Company on December 22, 1997 and shall continue until December 31, 2037 unless extended or earlier dissolved. In accordance with the Limited Liability Act, no member shall be personally liable for any liability of the Company.

1. Accounting Policies

The Company maintains its records on the accrual basis of accounting. The Company operates under a "fully-disclosed" basis, whereby customers' money and security transactions are transacted and recorded by another brokerage house. Therefore, the computation pursuant to Rule 15c3-3 is not required.

2. Cash

The Company maintains cash deposits with one bank located in San Francisco, California. At times, such deposits exceed applicable insurance limits.

3. Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Polynous Securities, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2002

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES - continued

4. Income Taxes

No provision is made in the accompanying financial statements for liabilities for federal, state, or local income taxes since such liabilities are the responsibility of the Company members.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The computation of net capital and required net capital (6 2/3% of aggregate indebtedness or $25,000 whichever is greater) amounted to $31,587 and $25,000 respectively at December 31, 2002.

SUPPLEMENTAL INFORMATION

Schedule I

Polynous Securities, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

Net Capital
   Total members' equity qualified for net capital $ 31,587

Aggregate indebtedness
   Payable to brokers and dealers   3,779
   Other accounts payable and accrued expenses   800

      Total aggregate indebtedness $ 4,579

Minimum net capital requirement (6 2/3% of $4,579) $ 305

Minimum dollar net capital requirement $ 25,000

Net capital requirement $ 25,000

Excess net capital $ 6,587

Excess net capital at 1000 percent $ 31,129

Percent of aggregate indebtedness to net capital   14 %

There are no material differences from the company's computation included in Part II of Form
X-17A-5

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

The Management
Polynous Securities, LLC

In planning and performing our audit of the financial statements of Polynous Securities, LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

11

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
February 26, 2003